Mail Stop 3561

September 8, 2008

Harris A. Lichtenstein, Ph.D.,
President and Chief Executive Officer
Omnimmune Holdings, Inc.
4600 Post Oak Place, Suite 352
Houston, Texas 77027

      Re: **Omnimmune Holdings, Inc.**
           Item 4.01 Form 8-K
           Filed August 12, 2008
           File No. 333-145507

Dear Dr. Lichtenstein:

      We have completed our review of your Form 8-K and have no further comments at this time.

                   Sincerely,

                   Ta Tanisha Meadows
                   Staff Accountant